UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 001-31588

CUSIP Number:    203900105

(Check one):                         ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D

☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  December 31, 2006

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
            Not Applicable         .

PART I — REGISTRANT INFORMATION

                Communications Systems, Inc.

Full Name of Registrant

                                Not applicable

         Former Name if Applicable

                213 South Main Street

Address of Principal Executive Office

                Hector, Minnesota  55342

             City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]                               (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]                                  (b)           The subject Form 10-K will be filed on or before the fifteenth business day following the prescribed due date; and

[  ]                                  (c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The Company’s wholly owned subsidiary, JDL Technologies, Inc. (JDL), continues to be subject to an investigation by the U.S. Department of Justice (DOJ) regarding whether JDL violated the federal False Claims Act in connection with funding JDL received under the federal government’s E-Rate program for work performed for the U.S. Virgin Islands Department of Education (VIDOE).  The Company is cooperating with the DOJ investigation, while simultaneously conducting its own internal investigation, with oversight by the Company’s Audit Committee, regarding the implications of the DOJ investigation for the Company’s previously issued financial statements and previously reported financial results, as well as its future financial reporting.  In addition to the DOJ investigation and related internal investigation, management is continuing its assessment of whether receivables currently totaling approximately $4.57 million that are related to work performed for VIDOE (the VIDOE receivables) are collectible, and is also assessing its revenue recognition standards for work performed under the E-Rate program.  The DOJ investigation, the Company’s related internal investigation and management’s assessment of the VIDOE receivables and its E-Rate revenue recognition standards are ongoing and could lead to the discovery of additional information that could result in the restatement of previously announced financial results, previously issued financial statements or material charges in future periods.  As a result of issues and uncertainties related to the DOJ investigation, the related internal investigation and management’s assessment of the VIDOE receivables and its E-Rate revenue recognition standards, the Company is unable to complete and file its SEC Form 10-K Report for the twelve months ended December 31, 2006 without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Paul N. Hanson                    (320) 848-6231

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[  ] Yes                                                    [X] No

Quarterly Reports on Form 10-Q for the three month period ended March 31, 2006, the three and six month periods ended June 30, 2006, and for the quarter and nine months ended September 30, 2006 have not been filed.

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes                                                    [  ] No

No comment on or estimate of financial results for the twelve months ended December 31, 2006 is being provided at this time due to uncertainties related to and management’s continuing assessment of the matters described under Part III above.

               Communications Systems, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2007

By	/s/ Paul N. Hanson

Its: Chief Financial Officer